PRIMERO CLOSES ACQUISITION OF REMAINING 30.8% OF CERRO DEL GALLO

Toronto, Ontario, December 19, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) is pleased to announce the closing of its acquisition of the remaining 30.8% interest in its Cerro del Gallo development project from a subsidiary of Goldcorp Inc., as previously announced on November 6, 2013.

The Cerro del Gallo gold-silver-copper development project was acquired by Primero in May, 2013. It is currently the Company’s only development project and has the potential to increase the Company’s near-term production by approximately 95,000 gold equivalent ounces per year. The acquisition of the remaining 30.8% interest consolidates the Company’s position, and extinguishes the joint venture agreement thereby reducing administrative costs and eliminating a potential 10% net profit interest.

An upfront payment of US$8 million was made to a subsidiary of Goldcorp Inc. today. Further potential contingency payments based on meeting certain project milestones or market conditions are detailed in the Company’s Q3 2013 Management Discussion and Analysis available on the Company’s website at www.primeromining.com.

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico, including the 100% owned San Dimas gold-silver mine and the 100% owned Cerro del Gallo gold-silver-copper development project. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “expects”, “intends”, “to become”, “to advance” “believes” “” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could” or “would”, or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s ability to advance the Cerro del Gallo project and the Company’s intentions to become an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to advance the Cerro del Gallo project on a timely basis; including changes in commodity prices and the costs of project development and construction, and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.